1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

January 23, 2024

Via EDGAR

Megan F. Miller, Staff Accountant
Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Barings Capital Investment Corporation (File No. 814-01348)

Dear Ms. Miller:

On behalf of Barings Capital Investment Corporation (the “Company”), set forth below are the Company’s responses to the follow-up comments provided verbally by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on December 13, 2023 with respect to the Staff’s review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 814-01348), filed with the SEC on February 23, 2023 (the “Form 10-K”). The Staff’s follow-up comments are set forth below and are followed by the Company’s responses.

1.
Comment: The Company supplementally advised the Staff in its response letter dated December 8, 2023 that it had disclosed its net realized and unrealized gains (losses) on investments in forward foreign currency contracts separately from any net realized and unrealized gains (losses) on investments in foreign currency transactions in the Company’s Consolidated Statements of Operations included in its Quarterly Report on Form 10-Q for the quarter ended September  30, 2023 (File No. 814-01348), filed with the SEC on November 9, 2023 (the “Third Quarter Form 10-Q”), and will continue to do so in future SEC filings. Please provide an Accounting Standards Codification 250 analysis indicating if this was a change in accounting principle or policy or an error and include a Staff Accounting Bulletin No. 99 materiality analysis.

Response: The Company respectfully advises the Staff that the above-described financial statement presentation change constituted a financial statement reclassification and not a change in an accounting principle or an error for purposes of Accounting Standards Codification 250. In addition, the Company had previously disclosed its net realized and unrealized gains (losses) on investments in forward foreign currency contracts separately from its net realized and unrealized gains (losses) on investments in foreign currency transactions in the notes to its financial statements included in periodic reports filed prior to the Third Quarter Form 10-Q.  See “Note 6. Derivative Instruments” of the Company’s Notes to Consolidated Financial Statements in its Form 10-Q for the quarter ended June 30, 2023 (File No. 814-01348), filed with the SEC on August 9, 2023 and prior quarterly reports on Form 10-Q and the Form 10-K and prior annual reports on Form 10-K. The Company updated its Consolidated Statements of Operations in the Third Quarter 10-Q to comply with the requirements of Regulation S-X, 6-07.7(a), as the previously described presentation in the Form 10-K was not technically in alignment therewith. The Company will continue to disclose its net realized and unrealized gains (losses) on investments in forward foreign currency contracts separately from its net realized and unrealized gains (losses) on investments in foreign currency transactions in its Consolidated Statements of Operations in future SEC filings in accordance with Regulation S-X, 6-07.7(a).

Barings-Corporate

January 23, 2024 Page 2
2.
Comment: Please explain how the presentation of the Company’s Schedule of Investments is in accordance with Rule 12-12 of Regulation S-X or in correspondence state that the presentation does not align with Rule 12-12 of Regulation S-X.

Response: The Company respectfully advises the Staff that it will include the industry composition and portfolio composition tables that are currently included in the Company’s Notes to Consolidated Financial Statements in the Form 10-K under the headings “Note 3. Investments—Portfolio Composition” (the “Portfolio Composition Table”) and “—Industry Composition” (the “Industry Composition Table”), respectively, in the footnotes to its Schedule of Investments in future SEC filings. The Company will also include a summary of the Company’s investment portfolio by industry composition as a percentage of net assets in the Industry Composition Table in future SEC filings.

The Company respectfully advises the Staff that it believes including the Portfolio Composition Table and Industry Composition Table in the footnotes to the Schedule of Investments in future SEC filings will satisfy the regulatory intent behind the disclosure requirements contained in footnotes 2 and 5 of Rule 12-12 of Regulation S-X.

*          *          *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com) or Clay Douglas by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com).

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Bryan High, Barings Capital Investment Corporation
Matthew Freund, Barings Capital Investment Corporation
Elizabeth Murray, Barings Capital Investment Corporation
Ashlee Steinnerd, Barings Capital Investment Corporation
Clay Douglas, Dechert LLP

Barings-Corporate